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                              February 2, 2024

       James Loch
       Chief Financial Officer
       Digi International Inc.
       9350 Excelsior Blvd., Suite 700
       Hopkins, MN 55343

                                                        Re: Digi International
Inc.
                                                            Form 10-K for the
fiscal year ended September 30, 2023
                                                            Form 8-K furnished
on January 31, 2024
                                                            File No. 001-34033

       Dear James Loch:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended September 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Consolidated Results of Operations, page 23

   1. You state that the increase in IoT Products and Services revenue in fiscal 2023 was primarily due to the
growth in sales volume for both your OEM and Infrastructure product lines. In addition, you
attribute the growth in the IoT Solutions revenue to both your
                                                        SmartSense by Digi and
Ventus offerings, as well as the Ventus acquisition. Where two or more factors contribute
to a material change in revenue or expenses from period-to
                                                        period, including any
offsetting factors, please revise to include a quantitative discussion of such factors. Also,
avoid using vague terms such as "primarily" in favor of specific quantification. Similar
revisions should be made to your discussion of operating expenses along with a separate
discussion of any material change in each individual expense line item. Refer to Item
303(b) of Regulation S-K.
 James Loch
FirstName  LastNameJames      Loch
Digi International Inc.
Comapany2,NameDigi
February    2024        International Inc.
February
Page 2 2, 2024 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 44

2. Please explain your reference to ASC 845 as it relates to estimated sales returns for your distributor stock rotation program and tell us what consideration was given to accounting for such returns as variable consideration pursuant to the guidance of ASC 606-10-32-5 to
         32-10.
3. You state that that platform-as-a-service (PaaS) revenue and support services revenue are recognized over the life of the contract term. Please revise to clarify when you invoice your customers for such services. Also, tell us whether the number of devices being managed or monitored for a customer changes throughout the PaaS period and if so, what impact that has on the amount of revenue recognized each period. Lastly, revise to clarify the methods used to recognize revenue for services that are transferred over time. Refer to ASC 606-10-50-18(a).
4. Please address the following as it relates to your contracts with multiple performance obligations:
             Explain further what is included in the implementation fee that is charged when you retain ownership of the equipment and how you determined that ratable recognition is appropriate.
             Tell us the amount of revenue from multiple performance obligation arrangements for each period presented as well as from the implementation fees included in such arrangements.
             Tell us and revise to disclose how you determine the stand-alone-selling price for each of the performance obligations in your multiple performance obligation arrangements.
Note 4. Segment Information and Major Customers, page 53

5. We note that you considered various qualitative and quantitative factors in determining that your various operating segments should be aggregated into two reportable segments.
         Please provide us with a detailed analysis of each of the criteria in ASC 280-10-50-11 for each operating segment to support such aggregation. Also, provide us with any underlying financial information considered as part of your quantitative analysis.
 James Loch
FirstName  LastNameJames      Loch
Digi International Inc.
Comapany2,NameDigi
February    2024        International Inc.
February
Page 3 2, 2024 Page 3
FirstName LastName
Form 8-K furnished on January 31, 2024

Exhibit 99.1, page 8

6. We note you present adjusted EBITDA in the bullet point highlights without also presenting the comparable GAAP measure of net loss with equal or greater prominence.
         Where you present a non-GAAP measure, please revise to also present the comparable non-GAAP measure with equal or greater prominence. Refer to Question 102.10(a) of the non-GAAP C&DIs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Dave Sampsell